                                                                   Exhibit 99.11



                                 MARKET VALUE

                            Fairview Park Marriott
                           3111 Fairview Park Drive
                            Falls Church, Virginia

                             Marriott Diversified
                             American Hotels, L.P.

                                 March 1, 1998

American Appraisal Associates                                             Page 1



                                                                    May 27, 1998

Atlanta Marriott Marquis II Limited Partnership
Desert Springs Marriott Limited Partnership
Hanover Marriott Limited Partnership
Marriott Diversified American Hotels, L.P.
Marriott Hotel Properties Limited Partnership
Marriott Hotel Properties II Limited Partnership
Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P.
Potomac Hotel Limited Partnership
Bethesda, Maryland

We have completed an investigation and valuation of the designated interest in the subject hotel exhibited to us as the

                            Fairview Park Marriott

located at 3111 Fairview Park Drive, Falls Church, Virginia, and submit our findings in this report.

We made this investigation to express an opinion, as of March 1, 1998, of the market value of the property as if available for sale in the open market. It is understood that this opinion of value will be considered in the issuance of fairness opinions relating to the limited partners interests in the Marriott Diversified American Hotels, L.P. and the other addressees hereof. It is entirely inappropriate to use this analysis for any purpose other than that specified.

American Appraisal Associates                                             Page 2



Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

     (1)  Buyer and seller are typically motivated;

     (2) Both parties are well informed or well advised, and acting in what they consider their own best interests;

     (3)  A reasonable time is allowed for exposure in the open market;

     (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

     (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.*

     *Office of the Comptroller of the Currency under 12 CFR, Part 34, Subpart C
     - Appraisals, 34.42 Definitions [f]

Our valuation considered the real estate comprising land, land improvements, buildings, and building service equipment; furniture, fixtures, and equipment; and any intangible assets associated with the hotel. The value conclusion does not include existing long-term debt, working capital, or any other assets or liabilities (such as deferred incentive management fees) which may exist and are not specifically delineated herein, as these items will be addressed elsewhere with regard to the fairness opinions. We have, however, considered all management fees encumbering the property on a going-forward basis. The value conclusion assumes all furniture, fixtures and equipment (F.F. & E.) reserves for replacements are adequate and furthermore does not consider any deferred maintenance (such as environmental concerns). The value conclusion does consider projected capital expenditures commonly referred to as owner-funded items, based in part on projected owner-funded capital expenditure estimates developed by an engineer retained by Host Marriott Corporation. We did not consider the costs that might

American Appraisal Associates                                             Page 3



be incurred in selling the property, as this is also addressed elsewhere with regard to the fairness opinions.

Together with the market value, we have provided an estimate of exposure time. Exposure Time is defined as follows: The estimated length of time the property interest being valued would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the valuation; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.

This report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a restricted appraisal report. As such, it does not present discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal Associates, Inc. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific solely to your needs as the client and for the intended use stated above. American Appraisal Associates, Inc., is not responsible for the unauthorized use of this report.

This report comprises:

     This letter, identifying the property valued, stating the nature and extent of the investigation, and presenting the conclusion of value

     Exhibits consisting of:
       Exhibit  A  -  Assumptions and Limiting Conditions
                B  -  Certificates

     A statement of general service conditions

For the subject property, we valued the fee simple estate subject to the ground lease associated with the parking garage.

Fee Simple Estate is defined as an absolute ownership, unencumbered by any other interest or estate, subject to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

American Appraisal Associates                                             Page 4



Property Valued
---------------

The Fairview Park Marriott, located at 3111 Fairview Park Drive, Falls Church, Virginia, comprises an owned "hotel site" containing 5.15294 acres and a leased "parking garage site" of about 1.33755 acres, for a combined land area of about
6.49049 acres; land improvements consisting mainly of site utilities, paving, lighting, an indoor/outdoor pool, and landscaping; a single-structure, 16-level hotel facility of steel frame and colored precast concrete construction, in addition to fixed building services including plumbing; sewerage; heating, ventilating, and air conditioning; electric power and lighting; camera surveillance system; and fire protection. The facility functions very well in its capacity. Functional areas include 395 hotel rooms; restaurant; bar; lounge; retail (gift) shop; meeting and banquet rooms; fitness area; business center; parking structure; hotel laundry; facilities support; and office area. Also included are leasehold improvements which primarily comprise a parking structure; personal property necessary for continued operation of the hotel and intangible assets. Intangible assets associated with the operating facility include the time-economic benefit of a going concern. Opened in 1989, the property is reportedly in excellent condition overall. At the date of this valuation, the property was managed by an affiliate of Marriott International, Inc. The subject property is located in an office park within a suburban neighborhood. Ownership of the subject property has not transferred within the past three years.

Based upon discussions and information as provided by Fairview Park Marriott Hotel and Host Marriott personnel, it is our understanding that the leasehold estate as held by Marriott Diversified American Hotels, Limited Partnership
(MDAH) in the parking garage ground lease of 1.3375-acres was originally acquired in February of 1990 from Essex House Condominium Corporation (EHCC) via a deed of conveyance. Reportedly, Park West/Fairview Associates, a Delaware joint venture partnership (as lessor), is leasing the hotel parking garage site to MDAH (as lessee) for a total consideration of $1.00 per year until the year 2085. Given the nominal consideration under the existing ground lease for a remaining lease term of about 87 years, for purposes of this limited valuation the leasehold estate in the subject ground lease is effectively fee simple.

The Fairview Park Hotel parking garage is adjacent to and connected with a parking garage and office facility reportedly owned by Park West/Fairview Associates. Both parking garage structures are utilized for the provision of parking for the Fairview Park Hotel and the adjacent

American Appraisal Associates                                             Page 5



office building. We also understand that there are various covenant, easement, and joint operating agreements associated with the two parking ramp operations.


Highest and Best Use Analysis
-----------------------------
Highest and Best Use is defined as the reasonably probable and legal use of property, which is physically possible, appropriately supported, financially feasible, and results in the highest value.

Based on an analysis of the above criteria, the highest and best use of the subject property is as its current use.

Scope of the Investigation and Valuation
----------------------------------------
Before arriving at our opinion of value, we reviewed information regarding the designated property, studied market conditions, and considered:

     Continuation of use in the present location

     Extent, character, and utility of the property

     Highest and best use of the facilities

     Comparison of the subject hotel with other hotels that have recently sold

     Nature of the business and history of the property

     Economic condition and outlook for the hotel

     Income expectancy from the property and capitalization of the projected income into an indication of value

We have consulted with management and reviewed other data sources concerning historical industry operating results and prospective revenues and earnings.

In completing this valuation, we considered the three traditional approaches to value (sales comparison, income capitalization, and cost) and limited our analysis to only the most direct and appropriate techniques.

American Appraisal Associates                                             Page 6



In the sales comparison approach to valuation, similar properties which have recently sold or are currently offered for sale in the market are analyzed and compared with the property being valued. The sales comparison approach has its greatest value in appraisal situations involving land or improved properties with common elements and similar amenities.

Hotels contain both tangible and intangible assets. Intangible asset factors normally included in each sale consist of a favorable reputation, assembled and trained workforce, assembled management team, and the fact that the facility is constructed and available for operation. This last factor eliminates a delay to find a site and design and construct the facility.

In the absence of sales with sufficient similarity to allow direct comparison, other reasonably comparable improved properties are considered because they provide a range of unit prices within which the subject property would be expected to sell. The reliability of this technique is dependent on the degree of comparability of each sale with the property valued; the dates of sale in relation to the date of valuation, taking into account market changes in the interim; and consideration of any unusual conditions affecting price or terms of sale.

The price a purchaser pays usually results from an extensive investigation in which available alternatives are compared, and the property purchased represents the best available balance between the buyer's specifications and the purchase price. Hence, sales data generally provide a good indication of the range of value, as the data represent typical actions and reactions of buyers and sellers in the market.

In addition, researching and analyzing sale transactions provides overall capitalization rates ("OAR"), the relationship between net operating income and sale price, which after adjustment can be utilized in the direct capitalization technique within the income capitalization approach to value.

Investment properties are normally valued in proportion to their ability to produce income. Hence, analysis of a property in terms of its ability to provide a sufficient net annual return on investment capital through the income capitalization approach is an important means of developing a value indication. This estimate is developed by discounting or capitalizing the projected net income at a rate commensurate with investment risks inherent to the ownership of the property. Such a conversion of income considers competitive returns offered by alternative

American Appraisal Associates                                             Page 7



investment opportunities. When properly applied, the income capitalization approach is generally considered to provide the most reliable value indication for income-producing properties. The income streams generated by the subject are the result of the assemblage of land, buildings, labor, equipment, and marketing operations.

The income capitalization approach involves making estimates of the gross income that might be generated by the property and of expenses that might be incurred in the operation. Under the income capitalization approach, two methods of valuation were considered. In the first method, a market-based direct capitalization technique, a net operating income is capitalized at an appropriate rate to indicate the value of the subject property. In the second method, a discounted cash flow analysis, the present value of the anticipated stream of cash flows generated by the property over a specified projection period was estimated.

In projecting operating data, many factors which may individually or collectively influence the conclusion of value must be considered. These factors include a review of the subject's operating plan and projections, an analysis of the hotel industry's historical performance and forecast investment reports, and other industry studies.

Prior operating performance is normally the basis for earnings projections, although a potential investor must look to the future in assessing the financial benefits which will be derived from such ownership. To this extent, prior operating performance provides a guide only to the extent that conditions are not anticipated to appreciably change. In developing income and expense projections, therefore, consideration has been given to the established trends of sales and expenses, as well as to discussions with management and others concerning perceptions of future trends, prospects, or changing economic conditions which may affect the hotel operations.

The direct capitalization technique of estimating value utilizes an OAR abstracted from the market. The OAR is estimated through various means such as comparing the sales prices of other hotels to the reported net operating incomes or pro forma net operating incomes at the time of sale. Net operating income is earnings before interest, taxes, depreciation, and amortization. Most weight is given to the direct capitalization technique when a property has reached a mature level of operations and this mature level of operations is anticipated to continue.

The discounted cash flow analysis consists of estimating annual future cash flows and individually discounting them back to their present value. If the cash flow will continue beyond

American Appraisal Associates                                             Page 8



the foreseeable future, an estimate of the stabilized annual future cash flow attributable to the operation is capitalized and discounted to its present value. The summation of the discounted annual cash flows and the stabilized annual cash flow after capitalization and discounting gives an indication of the current market value of the enterprise. The discounted cash flow analysis is a useful gauge of value when volatility is reasonably predictable with regard to the property's cash flow.

Because the projected earnings used in the valuation were debt-free or earnings which do not reflect the cost of debt (interest), the resulting indication is the value of the total invested capital (long-term debt plus equity) in the enterprise.

Prices paid for operating hotels normally include all tangible and intangible assets associated with the facility. The income capitalization approach and the sales comparison approach to value do not segregate the tangible assets from the inherent intangible assets in a going concern.

In the cost approach to valuation, an estimate is made of the current cost of replacement new of the improvements. This amount is then adjusted to reflect depreciation resulting from physical deterioration, wear and tear, and utility, on the basis of personal inspection and comparison with component parts of similar new units. This analysis also recognizes factors of functional and external obsolescence. Cost of replacement new and the differing types of depreciation are defined in the following paragraphs.

Cost of Replacement New is defined as the amount required to replace the entire property at one time using the most current technology and construction materials that will duplicate the capacity and utility of the existing property at current market prices for materials, labor and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, and premiums for materials or equipment.

Physical Deterioration is defined as a form of depreciation and is the loss in value resulting from wear and tear in operation and exposure to the elements.

Functional Obsolescence is defined as a loss in value caused by factors inherent within a building or building equipment unit, such as changes in construction materials and techniques, which result in excess capital costs in existing facilities, lack of full use of space, and inability to expand or update the property.

American Appraisal Associates                                             Page 9



External Obsolescence is defined as an incurable loss in value caused by negative influences outside the property itself, such as general economic conditions, availability of financing, or inharmonious property uses.

The adjusted indicated cost of the improvements is then added to the estimated market value of the land rights.

The cost approach is appropriate in the valuation of a proposed property or a property which is easily reproduced, is economically viable, and has little intangible asset value associated with it. It is also used to allocate an enterprise value to the various components of the enterprise such as land, land improvements, buildings, equipment, furniture, and other tangible assets.

The subject hotel is a viable, existing, ongoing enterprise with established market presence, work force, and management team. Considering these characteristics and the intangible asset value component generally associated with the time-economic benefit of going concerns such as the subject hotel, the cost approach to value would not be relied on by a buyer or a seller in estimating the value of the subject facility. Therefore, the cost approach to value is not considered further in our analysis.

This report is the result of a limited appraisal in that we have applied only the income capitalization approach and broadly applied the sales comparison approach through a review of sale transactions, as these are the most direct and appropriate valuation approaches for the subject property. As such, we have invoked the allowable departure provision as it relates to USPAP Standards Rule
1-4.    The results of our investigation should be treated as an informed judgment based on a review of limited data and the application of sound appraisal theory, logic, and experience. If we were to conduct a complete appraisal, our estimate of value could vary from the estimate provided here. Specifically, we applied only the following procedures. We requested and were provided historical, and budgeted 1998 income and expense data associated with the hotel, in addition to general market intelligence, such as the STAR report,
for the subject's market.   Also requested and provided, if applicable, were
lease, contractual, and management agreement information associated with the hotel. The historical income and expense data were restated to provide a format expediting ratio and other trend analysis. The hotel was inspected if so noted on the certificate of appraiser provided as Exhibit B of this report. These data were analyzed. A survey was then conducted with the manager of the hotel. The survey addressed such issues as the ownership interest; the physical and functional attributes of

American Appraisal Associates                                            Page 10



the tangible property; locational attributes; property tax issues; market conditions including business mix, demand generators, future trends and predictability of the business, and anticipated additions and deletions of hotels to the subject's competitive market; the property's direct competitors, their estimated average daily rates, occupancies, rank in comparison to the subject property, and trends in that rank; most probable buyers; marketing periods; income and expenses including their quantity, quality, and durability; and risk factors considering location, hotel market volatility, competition, guest mix, reputation, product/amenities, level of operations, workforce, and management issues. Considering the above-referenced data, a projection of net operating income prior to incentive management fees was made. The resulting gross margin was checked against our database of similar hotel's gross margins for reasonableness. The impact of incentive management fees on the subject hotel was then estimated and deducted to arrive at the estimated net operating income of the property. The capitalization rate to be applied to the latest 12 months net operating income associated with the subject property, in addition to the capitalization rates and, if appropriate, the discount rates to be applied to the projected net operating income associated with the property, was then estimated. The rates were based upon the review of current published surveys reflecting the opinions of such investors or participants as Real Estate Investment Trusts (REIT's), pension funds, hotel acquisition/management companies, insurance companies, lenders, brokers, and consultants in combination with the capitalization rates reflected in transactions, adjusted for the interest analyzed, locational influences, reserve policies, functional attributes of the property, property tax issues, local market volatility and competition, guest mix, renovation influences, workforce and management issues, other income characteristics and the like. The value of the hotel, based on the application of the income capitalization approach with an appropriate adjustment for owner-funded capital expenditures, was then estimated, and its conclusion was checked for reasonableness with our database of comparable sale transactions.

In arriving at our final conclusion, we relied on the income capitalization approach. For reasons previously stated, the sales comparison approach provides a range of value, and therefore, it was used as a check against the income capitalization approach conclusion.

We are providing an overall valuation conclusion for the designated facility, but are not supplying an allocation of the conclusion to the various components of the property.

As stated previously, the value conclusion does not include existing long-term debt, working capital, or any other assets or liabilities (such as deferred incentive management fees) which may

American Appraisal Associates                                            Page 11



exist and are not specifically delineated herein, as these items will be addressed elsewhere with regard to the fairness opinions. We have, however, considered all management fees encumbering the property on a going- forward basis. The value conclusion assumes all furniture, fixtures and equipment (F.F. & E.) reserves for replacements are adequate and furthermore does not consider any deferred maintenance (such as environmental concerns). The value conclusion does consider projected capital expenditures commonly referred to as owner-funded items, based in part on projected owner-funded capital expenditure estimates developed by an engineer retained by Host Marriott Corporation. We did not consider the costs that might be incurred in selling the property, as this is also addressed elsewhere with regard to the fairness opinions.

Conclusion
----------
Based upon the investigation described, it is our opinion that, as of March 1, 1998, the Market Value of the fee simple estate subject to the ground lease associated with the parking structure in the Fairview Park Marriott, assuming it to be offered for sale in the open market, is reasonably represented by the amount of FIFTY-EIGHT MILLION NINE HUNDRED THOUSAND DOLLARS ($58,900,000).

The estimated exposure time for the subject is less than 12 months.

The market value stated herein is based upon the premise and for the purpose stated. The individuals who investigated and reported on the property are identified on the certificates within Exhibit B of this report.

                                        Respectfully submitted,
                                        AMERICAN APPRAISAL ASSOCIATES, INC.


                                        Les Kiehnau, ASA
                                        Vice President and Managing Principal

I, Mark Martin, MAI, have reviewed the report and agree with the methodology used and conclusions reached. Furthermore, I certify that the analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

American Appraisal Associates                                            Page 12



                                        Mark Martin, MAI


036131

American Appraisal Associates



                                  EXHIBIT A


                      Assumptions and Limiting Conditions
                                   (3 pages)

American Appraisal Associates                                             Page 3



                      Assumptions and Limiting Conditions

No responsibility is assumed for matters legal in nature. No investigation has been made of the title to or any liabilities against the property valued. In this analysis, it is presumed that, unless otherwise noted, the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

To the best of our knowledge, all data set forth in this report are true and accurate. Although gathered from reliable sources, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others which have been used in formulating this analysis.

The market value estimate contained within this report specifically excludes the impact of structural damage (other than those reported by the engineer) or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consult a qualified structural engineer and/or industrial hygienist for the evaluation of possible additional structural/environmental defects, the existence of which could have a material impact on market value.

Land areas and descriptions used in this valuation were furnished and have not been verified by legal counsel or a licensed surveyor.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, or other subsurface mineral and use rights or conditions investigated.

Substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials could, if present, adversely affect the value of the property. Unless otherwise stated in this report, the existence of hazardous substance, which may or may not be present on or in the property, was not considered by the appraiser in the development of the conclusion of value. The stated value estimate is predicated on the assumption that there is no material on or in the property that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify the impact on values, or develop the remedial cost.

American Appraisal Associates                                             Page 3



No environmental impact study has been ordered or made. Full compliance with applicable federal, state, and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization either have been or can be obtained or renewed for any use which the report covers.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless a nonconformity has been stated, defined, and considered in the appraisal report. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists unless noted in the report.

The Americans with Disabilities Act (ADA) became effective January 26, 1992. We have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect on the value of the property. Since we have no direct evidence relating to this issue, we did not consider the possible noncompliance with the requirements of ADA (other than those reported by the engineer) in estimating the value of the property.

We have not made a physical inspection of the property.

The value presented in this report is based upon the premises outlined herein and is valid only for the purpose stated.

The date of value to which the conclusions and opinions expressed apply is set forth in this report. The value opinion herein rendered is based on the status of the national business economy and the purchasing power of the U.S. dollar as of that date.

Testimony or attendance in court or at any other hearing is not required by reason of this valuation unless arrangements are previously made within a reasonable time in advance therefor.

American Appraisal Associates                                             Page 3



One or more of the signatories of this restricted report is a member or candidate of the Appraisal Institute. The Bylaws and Regulations of the Institute require each member and candidate to control the use and distribution of each appraisal report signed by them.

Possession of this report or any copy thereof does not carry with it the right of publication. No portion of this report (especially any conclusion to use; the identity of the appraiser or the firm with which the appraiser is connected; or any reference to the Appraisal Institute, American Society of Appraisers, or the designations awarded by these organizations) shall be disseminated to the public through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of American Appraisal Associates, Inc.

Furthermore, AAA agrees and acknowledges that all reports and advice whether written or oral rendered by AAA, and a description or characterization of the services and advice provided by AAA pursuant to this engagement may be disclosed, in whole or in part, in any proxy statement, consent solicitation statement and/or registration statement (or proxy) and related materials utilized in connection with the Transaction and/or may be provided to and/or filed with the Securities and Exchange Commission ("SEC") and other regulatory authorities; provided, however, that the precise language used in any characterization of the services and advice provided by AAA, prepared by others, must have the prior consent of AAA, which consent will not be unreasonably withheld or delayed.

American Appraisal Associates



                                   EXHIBIT B

                                 Certificates
                                   (2 pages)

American Appraisal Associates                                             Page 1



                           Certificate of Appraiser

I certify that, to the best of my knowledge and belief:

     The statements of fact contained in this report are true and correct.

     The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent the unbiased professional analyses, opinions, and conclusions of American Appraisal Associates, Inc.

     American Appraisal Associates, Inc., and I personally, have no present or prospective interest in the property that is the subject of this report and have no personal interest or bias with respect to the parties involved.

     Compensation for American Appraisal Associates, Inc., is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

     The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice, the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute, and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

     The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

     I have not made a personal inspection of the property that is the subject of this report.

     Anyone providing significant professional assistance is identified on this signature page.

     The assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.


                                               ________________________________
                                                       Philip R. Cook

Significant Professional Assistance By:
Les Kiehnau
Denise Schilling

American Appraisal Associates                                             Page 2



Jim Budyak
Mark Winger

                           Certificate of Appraiser

I certify that, to the best of my knowledge and belief:

     The statements of fact contained in this report are true and correct.

     The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent the unbiased professional analyses, opinions, and conclusions of American Appraisal Associates, Inc.

     I personally have no present or prospective interest in the property that is the subject of this report and have no personal interest or bias with respect to the parties involved.

     Compensation for American Appraisal Associates, Inc., is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

     The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

     The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

     I have not made a personal inspection of the property that is the subject of this report.

     Anyone providing significant professional assistance is identified in this report.

     The assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

As of the date of this report, I have completed the requirements of the continuing education program of the Appraisal Institute.



                                                ________________________________
                                                       Mark Martin, MAI

American Appraisal Associates



                          GENERAL SERVICE CONDITIONS

American Appraisal Associates



                          General Service Conditions

Each Hotel Partnership agrees that it will indemnify and hold harmless AAA, its directors, employees, agents, and each person, if any, who controls AAA within the meaning of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933 (any and all of whom is referred to as "Indemnified Party") from and against any and all losses, claims, damages, and liabilities, joint or several, (including all reasonable legal or other expenses reasonably incurred by any Indemnified Party in connection with preparation for or defense of any claim, action, or proceeding, whether or not resulting in any liabilities), to which such party may become subject under any applicable federal or state law or otherwise (i) caused by or arising out of any untrue statement or alleged untrue statement of a material fact contained in information furnished to AAA by such Hotel Partnership or the omission or the alleged omission to state therein a material fact necessary in order to make the statement therein not misleading in light of the circumstances under which they are made or (ii) caused by or arising out of the Mergers or Transactions covered by AAA performing the services contemplated hereunder or rendering the Opinion or any use thereof or reference thereto by such Hotel Partnership; provided, however, that such Hotel Partnership will not be liable thereunder to the extent that any loss, claim, damage, or liability is found in a final judgment by a court to have resulted from the gross negligence, bad faith, or willful misconduct of AAA.

In the event that AAA becomes involved in any capacity in any action, proceeding, or investigation brought by or against any person in connection with any matter referred to in this letter, each Hotel Partnership periodically will reimburse AAA for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith to the extent provided herein.

If for any reason the foregoing indemnification is unavailable to AAA or insufficient to hold it harmless, then each Hotel Partnership and AAA shall contribute to the amount paid or payable to AAA as a result of such loss, claim, damage, or liability in such proportion as is appropriate to reflect not only the relative benefits received by such Hotel Partnership and its partners on the one hand, and AAA on the other hand, but also the relative fault of such Hotel Partnership and AAA, as well as any relevant equitable considerations. The reimbursement, indemnity, and contribution obligations of each Hotel Partnership under this paragraph shall be in addition to any liability which such Hotel Partnership may otherwise have, shall extend upon the same terms and conditions to any affiliate of AAA and the directors, employees, and controlling persons (if any), as the case may be, of AAA and any such affiliate and shall be binding upon and inure to the benefit of any successors, assigns, heirs, and personal representatives of the Hotel Partnerships, AAA, any such affiliate, and any such person.

For purposes of the foregoing indemnity, the following procedures will apply: If an Indemnified Party has actual notice of a claim or threat to institute an action or proceeding against such Indemnified Party and in respect of which indemnity may be sought hereunder then such Indemnified Party shall promptly notify the Hotel Partnerships with respect hereto. In addition, an Indemnified Party shall promptly notify the Hotel Partnerships after any action is commenced

American Appraisal Associates


(by way of service with summons or other legal process giving information as to the nature and basis of the claim) against such person. In any event, failure to notify such Hotel Partnership shall not relieve any Hotel Partnership from any liability which such Hotel Partnership may have on account of this indemnity or otherwise except to the extent such Hotel Partnership shall have been prejudiced by such failure. The Hotel Partnerships will, if required by an Indemnified Party, assume the defense and control of any litigation or proceeding in respect of which indemnity may be sought hereunder, including the employment of counsel selected by the Hotel Partnerships and the payment of reasonable fees and expenses of such counsel, in which event, except as provided below, no Hotel Partnership shall be liable for the fees and expenses of any other counsel retained by an Indemnified Party in connection with such litigation or proceeding. In any such litigation or proceeding the defense of which the Hotel Partnerships shall have assumed, any Indemnified Party shall have the right to participate in such litigation proceeding and to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Hotel Partnerships and the Indemnified Party shall have mutually agreed in writing to the retention of such counsel or (ii) the named parties to any such litigation or proceeding (including impleaded parties) include any Hotel Partnership and the Indemnified Party and such parties reasonably determine that the representation of both parties by the same counsel involves a conflict due to actual or potential differing interests between them. In any event, the Hotel Partnerships shall not in connection with any one claim, action, or proceeding or any separate but substantially similar related claims, actions or proceedings in any jurisdictions, be liable for the fees and expenses for more than one firm of attorneys (in addition to local counsel) at the time for all Indemnified Parties. The Hotel Partnerships shall not be liable for any settlement of any litigation or proceeding effected without their written consent.

Our Opinion is intended to supplement, not to substitute for, the addressees due diligence to the extent required in this or any related transaction.

AAA is an equal opportunity employer.

                                 MARKET VALUE


                            Fairview Park Marriott
                           3111 Fairview Park Drive
                            Falls Church, Virginia


                             Marriott Diversified
                             American Hotels, L.P.


                                 March 1, 1998